1Q2014 Earnings Report

Banco Santander Chile

#estilosantander

Santander

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CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Fax: (562) 2671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140, 19th floor	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income up 75.4% in 1Q14. ROAE reaches 23.9%

In 2013, Banco Santander Chile’s Net income attributable to shareholders reached a record level for a quarter and totaled Ch$141,843 million (Ch$0.75 per share and US$0.55/ADR), increasing 75.4% compared to 1Q13. The Bank’s ROAE reached 23.9% in 1Q14 compared to 15.0% in 1Q13.

Strong operating trends in 1Q14: Operating income up 21.3% QoQ and 76.5% YoY

The Bank’s Operating income, reached Ch$168,052 million in 1Q14, increasing 21.3% QoQ and 76.5% YoY. In this period, the Bank saw a favorable evolution of business volumes, margins, asset quality and costs that lead to a record level of quarterly Operating income. This result was due to positive evolution of loan growth, an improved funding mix, higher inflation, lower provisions, and cost control.

* Operating income: Net interest income + Net fee income + Financial transactions, net + Other operating income, net - provisions - operating expenses.

Loan growth up 12.3% YoY, especially in segments with higher risk-adjusted contribution

In 1Q14, Total loans increased 2.5% QoQ and 12.3% YoY. In the quarter, the Bank continued to focus on its strategy of expanding the loan book with a focus on increasing spreads, net of provisions, in an economic environment that remains healthy, but with growth decelerating.

Loan growth was led by lending to individuals, which increased 3.4% QoQ and 11.4% YoY in 1Q14. In the quarter, the Bank focused on expanding its consumer loan portfolio in higher income segments, while remaining more selective in lower income segments. Loans in the high-income segment, which are mainly distribute through the Santander Select network, increased 4.3% QoQ and 17.4% YoY. In the lower income segments, the Bank’s loan portfolio decreased 3.1% QoQ and 14.5% YoY, continuing the loan mix shift started several quarters ago.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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Improving funding mix, with 13.5% YoY growth of retail deposits

Total deposits fell 0.3% QoQ and increased 8.0% YoY. Non-interest bearing demand deposits decreased 0.2% QoQ and increased 13.0% YoY. Retail deposits expanded 2.3% QoQ and 13.5% YoY. The Bank continued to focus on deposits from individuals, which increased 0.8% QoQ, and 14.9% YoY. Deposits from SME clients increased 1.5% QoQ and 13.5% YoY. In the middle-market, deposits rose 4.7% QoQ and 11.8% YoY.

Sustained growth of NIMs, net of provisions

In 1Q14, Net interest income increased 6.6% QoQ and 27.2% YoY. The Net interest margin (NIM) in 1Q14 reached 5.4% compared to 5.2% in 4Q13 and 4.7% in 1Q13. A central point of our current strategy is to achieve a higher NIM, net of provision expenses. In 1Q14, the Bank’s NIM, net of provision expense reached 4.0% compared to 3.7% in 4Q13 and 2.9% in 1Q13. This in line with the Bank’s focus towards a less risky loan mix, which has also minimized the negative impact of the new regulation that lowered maximum lending rates.

* Quarterly net interest income, net of provision expense, divided by average interest earning assets.

Provision expense decreases 12.5% in 1Q14. Coverage ratio at 107.3%

Net provision for loan losses decreased 7.7% QoQ and 12.5% YoY in 4Q13. The Cost of credit (Provision expenses annualized divided by total loans) declined to 1.5% in 1Q14 compared to 1.7% in 4Q13 and 1.9% in 1Q13. A key factor for this this decrease in provision expense was the 5.3% QoQ and the 17.6% YoY decrease in direct charge-offs during the quarter. Better collection efforts have also led to an important rise in Loan loss recoveries, which increased 36.7% YoY (the 10.9% QoQ decline is mostly seasonal).

* Coverage ratio=provisions over non-performing loans

NPLs = Loans more the 90 days overdue.

The Bank’s total NPL ratio reached 2.7% in 1Q14 compared to 2.9% in 4Q13 and 3.2% in 1Q13. Total Coverage of NPLs in 1Q14 reached 107% compared to 99.2% in 4Q13 and 91.0% in 1Q13.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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Efficiency ratio improves to 35.6% in 1Q14

Operating expenses in 1Q14 increased 3.4% YoY. The efficiency ratio reached 35.6% in 1Q14 compared to 41.4% in 1Q13. This improvement in efficiency was mainly due to the rises in productivity brought forth by the Transformation Project and the increase in loan pre-approvals from our new CRM software. Productivity also continues to rise as usage of complementary channels such Internet, phone banking, POS and Automatic bill payments continues to increase. This way the Bank’s business activity continues to increase with minimal variations in personnel and the branch distribution network.

Core capital ratio reaches 10.7% in 1Q14. Dividend increases 13.8%

The Core Capital ratio reached 10.7% as of March 2014. The Bank’s BIS ratio reached 13.9% at the same date. The Bank paid in Chile on April 23, 2014 its annual dividend of Ch$1.407/share, equivalent to a dividend yield of 4.1% and an increase of 13.8% compared to the dividend paid in 2013.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 / 4Q13
Net interest income	313,493	294,009	246,481	27.2%	6.6%
Fee income	55,764	56,140	60,621	(8.0)%	(0.7)%
Core revenues	369,257	350,149	307,102	20.2%	5.5%
Financial transactions, net	32,972	32,983	22,262	48.1%	(0.0)%
Provision expense	(81,234)	(88,039)	(92,858)	(12.5)%	(7.7)%
Operating expenses	(137,574)	(139,936)	(133,073)	3.4%	(1.7)%
Other operating income and expenses, net	(15,369)	(16,577)	(8,233)	86.7%	(7.3)%
Operating income	168,052	138,580	95,200	76.5%	21.3%
Net income attributable to shareholders	141,843	173,982	80,879	75.4%	(18.5)%
Net income/share (Ch$)	0.75	0.92	0.43	75.4%	(18.5)%
Net income/ADR (US$)[1]	0.55	0.71	0.36	50.5%	(22.4)%
Total loans	21,455,870	20,935,312	19,100,415	12.3%	2.5%
Deposits	15,250,974	15,296,035	14,115,349	8.0%	(0.3)%
Shareholders’ equity	2,424,863	2,325,678	2,194,025	10.5%	4.3%
Net interest margin	5.4%	5.2%	4.7%
Efficiency ratio	35.6%	38.2%	41.4%
Return on average equity[2]	23.9%	19.7%[6]	15.0%
NPL / Total loans[3]	2.7%	2.9%	3.2%
Coverage NPLs	107.0%	99.2%	91.0%
Risk index[4]	2.9%	2.9%	2.9%
Cost of credit[5]	1.5%	1.7%	1.9%
Core Capital ratio	10.7%	10.6%	10.9%
BIS ratio	13.9%	13.8%	13.9%
Branches	484	493	497
ATMs	1,860	1,860	2,011
Employees	11,455	11,516	11,679
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$550.53 per US$ as of Dec. 31, 2013.
2.	Annualized quarterly net income attributable to shareholders / Average equity attributable to shareholders in the quarter.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Cost of credit: Provision expenses annualized divided by total loans.
6.	Adjusted ROE excluding the one-time gain on the sale of Santander Asset Management. With the sale, the ROE was 30.7%.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loan growth up 12.3% YoY, especially in segments with higher risk-adjusted contribution

Loans	Quarter ended,			% Change
(Ch$ million)	Mar-14	Dec-13	Mar-13	Mar. 14 / 13	Mar. 14 / Dec. 13
Total loans to individuals[1]	10,827,706	10,474,663	9,716,940	11.4%	3.4%
Consumer loans	3,696,198	3,607,248	3,165,550	16.8%	2.5%
Residential mortgage loans	5,841,152	5,625,812	5,309,837	10.0%	3.8%
SMEs	3,289,191	3,228,865	2,966,524	10.9%	1.9%
Middle-Market[2]	5,116,787	5,035,780	4,623,740	10.7%	1.6%
Corporate	2,168,967	2,268,440	1,880,026	15.4%	(4.4)%
Total loans [3]	21,455,870	20,935,312	19,100,415	12.3%	2.5%

1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Includes Middle market of corporates, real estate and lending to institutions.
3.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and excludes interbank loans.

In 1Q14, Total loans increased 2.5% QoQ and 12.3% YoY. In the quarter, the Bank continued to focus on its strategy of expanding the loan book with a focus on increasing spreads, net of provisions in an economic environment that remains healthy, but with growth decelerating.

Loan growth was led by lending to individuals, which increased 3.4% QoQ and 11.4% YoY in 1Q14. In the quarter, the Bank focused on expanding its consumer loan portfolio in higher income segments, while remaining more selective in lower income segments. Loans in the high-income segment, which are mainly distribute through the Santander Select network, increased 4.3% QoQ and 17.4% YoY. In the lower income segments, the Bank’s loan portfolio decreased 3.1% QoQ and 14.5% YoY, continuing the loan mix shift started several quarters ago. By products, total consumer loans increased 2.5% QoQ and 16.8% YoY. Residential mortgage loans expanded 3.8% QoQ and 10.0% YoY. Growth in mortgage loans was affected by the higher UF inflation rate in the quarter, which produced a translation gain on this portfolio of approximately 1.3%. The recurring growth rate of mortgage loans was 2.5%, in line with the rest of the loan portfolio.

Lending to SMEs, (defined as companies that sell less than Ch$1,200 million per year) expanded 1.9% QoQ and 10.9% YoY, reflecting the Bank’s consistent focus on this segment despite the relatively higher credit risk. Growth continues to be focused among SMEs loans that are partially backed by state guarantee programs.

In 1Q14, the middle-market segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), loans increased 1.6% QoQ and 10.7% YoY. In this segment, growth rates remained positive, but the Bank did experience a slight reduction in loan demand in line with the lower growth rate of investment expected in 1H14. This segment is still generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in client deposits.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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In the large corporate segment (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), loans decreased 4.4% QoQ and increased 15.4% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next. At the same time, the reduction in loan demand, in line with the lower growth rate of investment, lowered loan growth in this segment. The Bank’s non-lending business in this segment, especially cash management services, continues to thrive.

DEPOSITS

Improving funding mix, with 13.5% YoY growth of retail deposits

Deposits	Quarter ended,			% Change
(Ch$ million)	Mar-14	Dec-13	Mar-13	Mar. 14 / 13	Mar. 14 / Dec. 13
Demand deposits	5,610,373	5,620,763	4,964,239	13.0%	(0.2)%
Time deposits	9,640,601	9,675,272	9,151,110	5.3%	(0.4)%
Total deposits	15,250,974	15,296,035	14,115,349	8.0%	(0.3)%
Loans to deposits[1]	102.4%	100.1%	97.7%

1. (Loans – residential mortgage loans) / (Time deposits + demand deposits).

Total deposits fell 0.3% QoQ and increased 8.0% YoY. Non-interest bearing demand deposits decreased 0.2% QoQ and increased 13.0% YoY. In the quarter, the Bank’s funding strategy continued to be focused on increasing retail deposits and lowering deposits from wholesale sources. As the Central Bank continues to cut interest rates, our focus on retail deposits should help support net interest margins. Retail deposits tend to be cheaper than institutional deposits and generally have a shorter contractual duration. Therefore, as rates decline, our interest bearing liabilities will re-price quicker than our interest earning assets.

Retail deposits expanded 2.3% QoQ and 13.5% YoY. The Bank continued to focus on deposits from individuals, which increased 0.8% QoQ, and 14.9% YoY. Deposits from SME clients increased 1.5% QoQ and 13.5% YoY. In the middle-market, deposits rose 4.7% QoQ and 11.8% YoY.

* Demand and time deposits from our retail clients (individuals, SMEs and middle-market).

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE in 1Q14 reached 23.9% with a core capital ratio of 10.7%

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Mar-14	Dec-13	Mar-13	Mar. 14 / 13	Mar. 14 / Dec. 13
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,130,991	1,130,991	975,460	15.9%	0.0%
Valuation adjustment	(6,069)	(5,964)	(1,152)	426.8%	1.8%
Retained Earnings:	408,638	309,348	328,414	24.4%	32.1%
Retained earnings prior periods	441,926	-	388,282	13.8%	—%
Income for the period	141,843	441,926	80,879	75.4%	(67.9)%
Provision for mandatory dividend	(175,131)	(132,578)	(140,747)	24.4%	32.1%
Equity attributable to shareholders	2,424,863	2,325,678	2,194,025	10.5%	4.3%
Non-controlling interest	28,847	28,504	34,830	(17.2)%	1.2%
Total Equity	2,453,710	2,354,182	2,228,855	10.1%	4.2%
Quarterly ROAE	23.9%	19.7%*	15.0%

* Adjusted ROE excluding the one-time gain on the sale of Santander Asset Management. With the sale, the ROE was 30.7%

Shareholders’ equity totaled Ch$2,424,863 million (US$4.5 billion) as of March 31, 2014. The ROAE in 1Q14 was 23.9%. The Core Capital ratio reached 10.7% as of March 2014. Chilean regulations only permit the inclusion of voting common shareholders’ equity as Tier I capital. The Bank’s BIS ratio reached 13.9% at the same date.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Mar-14	Dec-13	Mar-13	Mar. 14 / 13	Mar. 14 / Dec. 13
Tier I (Core Capital)	2,424,863	2,325,678	2,194,025	10.5%	4.3%
Tier II	715,010	708,064	596,933	19.8%	1.0%
Regulatory capital	3,139,873	3,033,742	2,790,958	12.5%	3.5%
Risk weighted assets	22,649,033	21,948,982	20,091,878	12.7%	3.2%
Tier I (Core capital) ratio	10.7%	10.6%	10.9%
BIS ratio	13.9%	13.8%	13.9%

The Bank’s shareholders approved on April 22, 2014 the Bank’s annual dividend equivalent to 60% of 2013 net income (Ch$1.407/share). This was equivalent to a dividend yield of 4.1% on the dividend record date in Chile (April 15, 2014). The dividend increased 13.8% compared to the dividend paid in 2013. The prudent management of the Bank’s capital ratios and high profitability has permitted the Bank to continue paying attractive dividends without issuing new shares since 2002

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Sustained growth of NIMs, net of provisions

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 / 4Q13
Client net interest income[1]	286,320	286,437	271,919	5.3%	(0.0)%
Non-client net interest income[2]	27,173	7,572	(25,438)	—%	258.9%
Net interest income	313,493	294,009	246,481	27.2%	6.6%
Average interest-earning assets	23,121,712	22,470,077	20,923,043	10.5%	2.9%
Average loans	21,241,689	20,599,268	18,942,547	12.1%	3.1%
Interest earning asset yield[3]	9.4%	9.2%	8.1%
Cost of funds[4]	4.4%	4.3%	3.7%
Client net interest margin[5]	5.4%	5.6%	5.7%
Net interest margin (NIM)[6]	5.4%	5.2%	4.7%
Net interest margin net of provisions[7]	4.0%	3.7%	2.9%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	34.2%	33.7%	34.3%
Quarterly inflation rate[8]	1.28%	0.95%	0.13%
Central Bank reference rate	4.00%	4.50%	5.00%
Avg. 10 year Central Bank yield (real)	2.04%	2.17%	2.62%
1.	Client net interest income is mainly net interest income from the from all client activities such as loans and deposits minus the internal transfer rate. See footnote 2 at the end of this page.
2.	Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 2.
3.	Interest income divided by interest earning assets.
4.	Interest expense divided by interest bearing liabilities + demand deposits.
5.	Client net interest income annualized divided by average loans.
6.	Net interest income divided by average interest earning assets annualized.
7.	Net interest income net of provision expense divided by average interest earning assets annualized.
8.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q14, Net interest income increased 6.6% QoQ and 27.2% YoY. The Net interest margin (NIM) in 1Q14 reached 5.4% compared to 5.2% in 4Q13 and 4.7% in 1Q13. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client interest income1 and Non-client net interest income.

1 Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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Client net interest income. In 1Q14, Client net interest income was flat QoQ and increased 5.3% YoY, driven mainly by loan growth. Average loans increased 3.1% QoQ and 12.1% YoY. Client net interest margin (defined as client net interest income divided by average loans) reached 5.4% in 1Q14 compared to 5.6% in 4Q13 and 5.7% in 1Q13. The lower client margin was mainly due to: (i) higher loan growth in upper income individuals compared to a decrease in loans in the low-income consumer segment, which being riskier, has a higher spread and (ii) the new maximum rate regulations, which lowered client margins in the low end of consumer lending, despite this impact being lower than expected.

A central point of our current strategy is to achieve a higher NIM, net of provision expenses. In 1Q14, the Bank’s NIM, net of provision expense reached 4.0% compared to 3.7% in 4Q13 and 2.9% in 1Q13. This in line with the Bank’s focus towards a less risky loan mix, which has also minimized the negative impact of the new regulation that lowered maximum lending rates.

* Quarterly net interest income, net of provision expense, divided by average interest earning assets.

Non-client net interest income. The Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. In 1Q14, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 1.28% compared to 0.95% in 4Q13 and 0.13% in 1Q13. The gap between assets and liabilities indexed to the UF averaged approximately Ch$4.1 trillion (US$7.5 billion) in 1Q14. This signifies that for every 100 basis point change in inflation, our Net interest income increases or decrease by Ch$41 billion, all other factors equal. In the quarter, the Bank increased its average UF gap through loan growth in UFs financed with non-interest bearing checking accounts and time deposits denominated in nominal terms. This gap is mainly produced by the Bank’s lending and funding activities.

In the remainder of 2014, the evolution of margins should reflect various factors. The Bank will continue to change the mix and focus on margins, net of provisions. In addition, we expect UF inflation to remain at levels of 0.7-0.8% per quarter on average. In addition, the Central Bank should continue reducing interest rates, which should help support NIMs as our interest bearing liabilities tend to re-price quicker than our interest earning assets. Effects from the maximum rate cap have begun to take effect. It should take between 20-26 months for the maximum rate to reach the 35%-38% level. The Bank estimates that in 2014, the new rates could lower our net interest margin by 10-15 basis points, all else equal.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Provision expense decreases 12.5% in 1Q14. Coverage ratio at 107.3%

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 / 4Q13
Gross provisions	(53,731)	(59,946)	(52,510)	2.3%	(10.4)%
Charge-offs[1]	(41,924)	(44,283)	(50,899)	(17.6)%	(5.3)%
Gross provisions and charge-offs	(95,655)	(104,229)	(103,409)	(7.5)%	(8.2)%
Loan loss recoveries	14,421	16,190	10,551	36.7%	(10.9)%
Net provisions for loan losses	(81,234)	(88,039)	(92,858)	(12.5)%	(7.7)%
Total loans[2]	21,455,870	20,935,312	19,100,415	12.3%	2.5%
Total reserves (RLL)	626,452	608,291	557,564	12.4%	3.0%
Non-performing loans[3] (NPLs)	585,477	613,301	612,379	(4.4)%	(4.5)%
NPLs commercial loans	362,043	364,890	343,764	5.3%	(0.8)%
NPLs residential mortgage loans	139,997	155,688	154,334	(9.3)%	(10.1)%
NPLs consumer loans	83,437	92,723	114,281	(27.0)%	(10.0)%
Cost of credit[4]	1.5%	1.7%	1.9%
Risk index[5] (RLL / Total loans)	2.9%	2.9%	2.9%
NPL / Total loans	2.7%	2.9%	3.2%
NPL / Commercial loans	3.0%	3.1%	3.2%
NPL / Residential mortgage loans	2.4%	2.8%	2.9%
NPL / Consumer loans	2.3%	2.6%	3.6%
Coverage of NPLs[6]	107.0%	99.2%	91.0%
Coverage of NPLs ex-mortgage[7]	130.9%	123.5%	113.3%
Coverage of commercial NPLs	86.4%	82.3%	75.6%
Coverage of residential mortgage NPLs	31.9%	27.8%	25.1%
Coverage of consumer NPLs	324.2%	285.4%	226.4%
1.	Charge-offs correspond to the direct charge-offs and are net of the reversal of provisions already established on charged-off loan
2.	Excludes interbank loans.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Cost of credit: Quarterly provision expense annualized divided by average loans.
5.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
6.	Loan loss allowances / NPLs.
7.	Loan loss allowance of commercial + consumer loans divided by NPLs of commercial and consumer loans.

Net provision for loan losses decreased 7.7% QoQ and 12.5% YoY in 4Q13. The Cost of credit (Provision expenses annualized divided by total loans) reached 1.5% in 1Q14 compared to 1.7% in 4Q13 and 1.9% in 1Q13. A key factor for this this decrease in provision expense was the 5.3% QoQ and the 17.6% YoY decrease in direct charge-offs during the quarter. Better collection efforts have also led to an important rise in Loan loss recoveries, which increased 36.7% YoY (the 10.9% QoQ decline is mostly seasonal). On a YoY basis, this decline in net provision expense was partially offset by the greater provisions established in the quarter mainly due to higher loan growth, since the Bank’s expected loan loss model requires the establishment of provisions at the moment of loan origination. The fall in gross provisions QoQ was mainly due to higher one-time provisions recognized in 4Q13 in the corporate segment.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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By product, the evolution of Net provision expense was as following:

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 / 4Q13
Commercial loans	(35,104)	(47,950)	(27,394)	28.1%	(26.8)%
Residential mortgage loans	(2,728)	(3,907)	(6,921)	(60.6)%	(30.2)%
Consumer loans	(43,402)	(36,182)	(58,543)	(25.9)%	20.0%
Net provisions for loan losses	(81,234)	(88,039)	(92,858)	(12.5)%	(7.7)%

Net provisions in consumer loans, which represented 53% of total provision expense, increased 20.0% QoQ. This rise was mainly due to higher growth of consumer lending, which led to high provisions established over this portfolio and seasonally lower loan loss recoveries. Compared to 1Q13, net provision expenses for consumer loans decreased 25.9% YoY. Direct charge-offs of consumer loans decreased 32.0% YoY and totaled Ch$21,875 million. As mentioned in previous earnings reports, the decline in consumer loan charge-offs can be explained by the various actions taken to improve credit risk in consumer lending. This includes focusing loan growth in the higher-end of the consumer market, tightening admissions policies, revamping of the collections process, and growing via pre-approved loans that have a better credit risk profile.

The successes of these efforts are reflected in the evolution of impaired consumer loans (consumer NPLs + renegotiated consumer loans). The ratio of impaired consumer loans to total consumer loans reached 9.5% as of March 2014 compared to 9.7% as of December 2013 and 11.9% as of March 2013. This tends to be a leading indicator for the evolution of future charge-offs in this product. Consumer Non-performing loan (NPLs) ratio decreased to 2.3% in 1Q14 compared to 2.6% as of 4Q13 and 3.6% in 1Q13. We expect the consumer NPL ratio to begin to bottom out going forward due to the increase in consumer loan growth, but to remain below the levels reached in 2011 and 2012 given the improvements in admission policies and the changes in the segments we focus on.

* Impaired consumer loans (blue line): consumer NPLs (red line) + renegotiated consumer loans

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

12

Net provisions in residential mortgage loans decreased 30.2% QoQ and 60.6% YoY. The Mortgage NPL ratio improved to 2.4% in 1Q14 compared to 2.8% in 4Q13 and 2.9% in 1Q13. The NPL ratio in mortgage lending has remained relatively stable for an extended period, as can be observed in the adjacent graph.

Provision expense in commercial loans decreased 26.8% QoQ and increased 28.1% YoY. In 4Q13, the Bank lowered the risk rating of a specific client in the Corporate segment, which signified approximately Ch$8 billion in higher provisions in that period. The YoY increase in net provision expense for commercial loans was mainly due to: (i) stronger loan growth that led to higher loan loss provisions as the Bank’s internal provisioning models recognize provisions when a loan is granted, and (ii) higher provision expense in the SME and the Middle-market segments due to a slight deterioration in asset quality, as economic growth decelerated in the quarter. The Commercial NPL ratio fell to 3.0% in 1Q14 compared to 3.1% in 4Q13 and 3.2% in 1Q13.

The Bank’s total NPLs ratio reached 2.7% in 1Q14 compared to 2.9% in 4Q13 and 3.2% in 1Q13. Total Coverage of NPLs in 1Q14 reached 107.0% compared to 99.2% in 4Q13 and 91.0% in 1Q13.

* Cost of credit = Quarterly provision expense annualized divided by average loans.

* Coverage ratio=provisions over non-performing loans

NPLs = Loans more the 90 days overdue.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

13

NET FEE INCOME

The growth of the client base continues to improve and fees begin to bottom out

Fee Income	Quarter			Change %
(Ch$ million)	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 / 4Q13
Credit, debit & ATM card fees	10,060	9,694	11,646	(13.6)%	3.8%
Collection fees	10,305	11,548	11,333	(9.1)%	(10.8)%
Guarantees, pledges and other contingent operations	7,941	7,450	7,408	7.2%	6.6%
Insurance brokerage	8,117	8,880	7,288	11.4%	(8.6)%
Checking accounts	7,106	7,047	7,128	(0.3)%	0.8%
Lines of credit	1,722	1,825	1,991	(13.5)%	(5.6)%
Fees from brokerage and custody of securities	2,016	1,486	1,796	12.2%	35.7%
Fees from asset management	6,506	7,588	8,390	(22.5)%	(14.3)%
Other Fees	1,991	622	3,641	(45.3)%	220.1%
Total Fees	55,764	56,140	60,621	(8.0)%	(0.7)%
Total fees excluded asset management	49,258	48,552	52,231	(5.7)%	1.5%

Net fee income decreased 0.7% QoQ and decreased 8.0% YoY. The YoY decline was mainly due to various changes in regulations adopted by the Bank in 2013 and the sale of our asset management business, which implied recognizing 75% of earned management fees compared to 100% before. Adjusting for this latter effect, fees increased 1.5% QoQ and decreased 5.7% YoY.

The client base continues to expand at a favorable pace. The launching of Santander Select, the investments made in the new CRM and the improvements in quality of service continue to boost the client base. The client’s entering the Bank are also of a better risk-return profile given the effectiveness of the CRM at pre-approving clients and cross-selling them more rapidly. As of March 2014, the Bank had 3.5 million clients which increased 6.0% compared to March 2013. As the year progresses we expect this to gradually improve the results from fee income. Our Select client segment has grown more than 8% in the same period.

* Annualized rates

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

14

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive evolution of client treasury services drives results from financial transactions

Financial Transactions*	Quarter			Change %
(Ch$ million)	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 / 4Q13
Net income from financial operations	29,542	(82,592)	(16,873)	(275.1)%	(135.8)%
Foreign exchange profit (loss), net	3,430	115,575	39,135	(91.2)%	(97.0)%
Net results from financial transactions	32,972	32,983	22,262	48.1%	(0.0)%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$32,972 million in 1Q14, a similar level compared to 4Q13 and a 48.1% YoY increase. In order to understand more clearly these line items, we present them by business area in the table below.

Financial Transactions	Quarter			Change %
(Ch$ million)	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 / 4Q13
Santander Global Connect[1]	11,852	13,465	9,962	19.0%	(12.0)%
Market-making	12,843	5,796	10,567	21.5%	121.6%
Client treasury services	24,695	19,261	20,529	20.3%	28.2%
Non-client treasury income	8,277	13,722	1,733	377.6%	(39.7)%
Net results from financial transactions	32,972	32,983	22,262	48.1%	(0.0)%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

In the quarter, the exchange rate continued to depreciate, bolstering demand for hedging on behalf of our corporate and middle-market clients. This explains the 28.2% QoQ and 20.3% YoY increase in the Bank’s income from Client treasury services, which represented 72% of total financial transaction income. Non-client treasury income totaled Ch$8,277 million in 4Q13. In this quarter, short and long-term interest rates declined sharply. This had a positive effect on non-client treasury income, since the majority of the Bank’s liquidity is held in Chilean Central Bank instruments. At the same time, the Bank recorded a gain of approximately US$10 million in the quarter by tendering some of our outstanding bonds. In the beginning of the quarter, emerging market bond spreads rose sharply and we took advantage of this by tendering some of our outstanding bonds. Later in the quarter, when our bond spreads declined sharply, we issued notes in various markets (Switzerland, Japan, Australia and USA) at attractive rates, effectively improving our long-term cost of funds.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

15

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio improves to 35.6% in 1Q14

Operating Expenses	Quarter			Change %
(Ch$ million)	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 / 4Q13
Personnel expenses	(74,667)	(78,433)	(71,533)	4.4%	(4.8)%
Administrative expenses	(49,427)	(47,024)	(45,860)	7.8%	5.1%
Depreciation, amortization and impairment	(13,480)	(14,479)	(15,680)	(14.0)%	(6.9)%
Operating expenses	(137,574)	(139,936)	(133,073)	3.4%	(1.7)%
Branches	484	493	497	(2.6)%	(1.8)%
ATMS	1,860	1,860	2,011	(7.5)%	0.0%
Employees	11,455	11,516	11,679	(1.9)%	(0.5)%
Efficiency ratio[1]	35.6%	38.2%	41.4%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 1Q14 increased 3.4% YoY (the 1.7% QoQ decline is mostly seasonal). The efficiency ratio reached 35.6% in 1Q14 compared to 41.4% in 1Q13. This improvement in efficiency was mainly due to the rises in productivity brought forth by the Transformation Project and the increase in loan pre-approvals from our new CRM software. Productivity continues to rise as usage of complementary channels such Internet, phone banking, POS and Automatic bill payments continues to increase. This way the Bank’s business activity continues to increase with minimal variations in personnel and the branch distribution network.

Personnel expenses increased 4.4% YoY. This rise was mainly due to an increase in variable incentives due to the positive operating results recorded by the Bank in 1Q14. Headcount fell 1.9% YoY to 11,455 people.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

16

The 7.8% YoY increase in Administrative expenses was mainly due to the on-going restructuring of the Bank’s distribution network. The Bank has closed 19 Santander Banefe branches in the last twelve months and has either opened Santander Select branches in new locations or transformed the Banefe branches into traditional Santander offices. The Bank also continued to optimize the ATM network in order to adjust to new security procedures and to remove unprofitable machines. Focus will continue to be on fomenting business growth through complementary channels such as internet, phone and mobile banking.

The 14.0% YoY decrease in depreciations and amortizations was mainly due to lower amortization of intangibles compared to 2013, as we completed various technological upgrades as part of the Transformation Project last year and accelerated their amortization.

The QoQ decline in costs is seasonal, since personnel expenses are lower than normal as an important percentage of employees are on vacation in the first quarter. Salaries are paid during vacation, but this cost, for accounting purposes, is recognized in the months the employees are not on vacation. It is important to point out that the Bank applies in April of each year the CPI adjustment for salaries. This year, given the higher inflation, the increase will be 4.4%.

OTHER INCOME AND EXPENSES2

Other Income and Expenses	Quarter			Change %
(Ch$ million)	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 / 4Q13
Other operating income	5,510	4,639	4,569	20.6%	18.8%
Other operating expenses	(20,879)	(21,216)	(12,802)	63.1%	(1.6)%
Other operating income, net	(15,369)	(16,577)	(8,233)	86.7%	(7.3)%
Income from investments in other companies	287	78,050	482	(40.5)%	(99.6)%
Income tax expense	(26,152)	(41,520)	(14,237)	83.7%	(37.0)%
Income tax rate	15.5%	19.2%	14.9%

Other operating income, net, totaled a loss of Ch$15,369 million in 1Q14 compared to Ch$8,233 million in 1Q13. This higher net loss was mainly due to higher provisions for non-credit contingencies.

Income from investments in other companies

In 4Q13, Income from investment in other companies totaled Ch$78,050 million. This includes the Ch$78,122 million pre-tax gain from the sale of the Bank’s subsidiary Santander Asset Management. This operation was approved in an extraordinary shareholders’ meeting held in December 2013.

2  In the quarter, the Bank reclassified various administrative and other operating expenses to net fee income. The historical figures presented here have been adjusted to make them comparable. (Please see Annex 3 for a complete proforma income statement).

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

17

Income tax expense

The effective Income tax rate in 1Q14 was 15.5% compared to the statutory tax rate of 20%. For tax purposes, companies in Chile must still record the impacts of price level restatement, which usually generates a tax loss as the Bank has a large capital base, especially in periods of higher inflation. Below is a summary of our income tax expense and rate.

YTD tax expenses summarized (Ch$ million)	3M14	3M13	Var. (%)
Net income before taxes	168,339	95,682	75.9%
Price level restatement of capital[1]	(35,586)	(19,730)	80.4%
Net income before taxes adjusted for price level restatement	132,753	75,952	74.8%
Statutory Tax rate	20.0%	20.0%	0.0%
Income tax expense at statutory rate	(26,551)	(15,190)	74.8%
Tax benefits[2]	399	953	(58.2)%
Income tax	(26,152)	(14,237)	83.7%
Effective tax rate	15.5%	14.9%

1.	For tax purposes, Capital is re-adjusted by CPI inflation.
2.	Includes mainly tax credits from property taxes paid on leased assets.

In 2014, the Bank should be paying an effective tax rate of approximately 18%, subject to further changes in the statutory corporate tax rate.

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

18

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A3
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

19

SECTION 5: SHARE PERFORMANCE

As of March 31, 2014

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

(Base 100 = 12/31/2013)

ADR price (US$) 3M14
03/31/14:	23.44
Maximum (3M14):	23.57
Minimum (3M14):	19.34

Market Capitalization: US$11,043 million

P/E 12 month trailing*:	12.0
P/BV (03/31/14)**:	2.5
Dividend yield***:	4.1%

* Price as of March 31, 2014 / 12mth. earnings

** Price as of March 31, 2014 / Book value as of 03/31/14

***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 3M14

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2013)

Local share price (Ch$) 3M14
03/31/14:	32.10
Maximum (3M14):	32.10
Minimum (3M14):	26.81

Dividends:
Year paid	Ch$/share	% of previous year’s
		earnings
2010:	1.37	60%
2011:	1.52	60%
2012:	1.39	60%
2013:	1.24	60%
2014:	1.41	60%

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

20

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Mar-14	Mar-14	Dec-13	Mar. 14 / 13
	US$ths	Ch$ million		% Chg.
Assets
Cash and balances from Central Bank	2,446,052	1,344,228	1,571,810	(14.5)%
Funds to be cleared	1,347,735	740,648	604,077	22.6%
Financial assets held for trading	772,865	424,728	287,567	47.7%
Investment collateral under agreements to repurchase	-	-	17,469	—%
Derivatives	3,531,682	1,940,836	1,494,018	29.9%
Interbank loans	7,745	4,256	125,395	(96.6)%
Loans, net of loan loss allowances	37,902,680	20,829,418	20,327,021	2.5%
Available-for-sale financial assets	3,356,444	1,844,534	1,700,993	8.4%
Held-to-maturity investments	-	-	-	—%
Investments in other companies	18,133	9,965	9,681	2.9%
Intangible assets	112,610	61,885	66,703	(7.2)%
Fixed assets	322,193	177,061	180,215	(1.8)%
Current tax assets	3,807	2,092	1,643	27.3%
Deferred tax assets	348,416	191,472	230,215	(16.8)%
Other assets	612,871	336,803	400,025	(15.8)%
Total Assets	50,783,234	27,907,926	27,016,832	3.3%

	Mar-14	Mar-14	Dec-13	Mar. 14 / 13
	US$ths	Ch$ million		% Chg.
Liabilities and Equity
Demand deposits	10,209,031	5,610,373	5,620,763	(0.2)%
Funds to be cleared	774,157	425,438	276,379	53.9%
Investments sold under agreements to repurchase	352,629	193,787	208,972	(7.3)%
Time deposits and savings accounts	17,542,719	9,640,601	9,675,272	(0.4)%
Derivatives	3,136,837	1,723,849	1,300,109	32.6%
Deposits from credit institutions	3,384,038	1,859,698	1,682,377	10.5%
Marketable debt securities	9,288,871	5,104,699	5,198,658	(1.8)%
Other obligations	365,827	201,040	189,781	5.9%
Current tax liabilities	34,659	19,047	50,242	(62.1)%
Deferred tax liability	38,477	21,145	25,088	(15.7)%
Provisions	493,607	271,262	236,232	14.8%
Other liabilities	697,438	383,277	198,777	92.8%
Total Liabilities	46,318,290	25,454,216	24,662,650	3.2%

Equity
Capital	1,621,878	891,303	891,303	0.0%
Reserves	2,058,031	1,130,991	1,130,991	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(11,044)	(6,069)	(5,964)	1.8%
Retained Earnings:	743,587	408,638	309,348	32.1%
Retained earnings previous periods	804,160	441,926	-	—%
Net income	258,108	141,843	441,926	(67.9)%
Provision for mandatory dividend	(318,681)	(175,131)	(132,578)	32.1%
Total Shareholders' Equity	4,412,452	2,424,863	2,325,678	4.3%
Minority Interest	52,492	28,847	28,504	1.2%
Total Equity	4,464,944	2,453,710	2,354,182	4.2%
Total Liabilities and Equity	50,783,234	27,907,926	27,016,832	3.3%

The exchange rate used to calculate the figures in dollars was Ch$549.55 / US$1

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

21

ANNEX 2: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	1Q14	1Q14	4Q13	1Q13	1Q14 / 1Q13	1Q14 /4Q13
	US$ths.	Ch$mn			% Chg.
Interest income	984,273	540,907	515,130	425,797	27.0%	5.0%
Interest expense	(413,819)	(227,414)	(221,121)	(179,316)	26.8%	2.8%
Net interest income	570,454	313,493	294,009	246,481	27.2%	6.6%
Fee and commission income	165,010	90,681	87,979	87,540	3.6%	3.1%
Fee and commission expense	(63,537)	(34,917)	(31,839)	(26,919)	29.7%	9.7%
Net fee and commission income	101,472	55,764	56,140	60,621	-8.0%	-0.7%
Net income from financial operations	53,757	29,542	(82,592)	(16,873)	-275.1%	-135.8%
Foreign exchange profit (loss), net	6,241	3,430	115,575	39,135	-91.2%	-97.0%
Total financial transactions, net	59,998	32,972	32,983	22,262	48.1%	0.0%
Other operating income	10,026	5,510	4,639	4,569	20.6%	18.8%
Total operating income	741,951	407,739	387,771	333,933	22.1%	5.1%
Provision for loan losses	(147,819)	(81,234)	(88,039)	(92,858)	-12.5%	-7.7%
Net operating profit	594,132	326,505	299,732	241,075	35.4%	8.9%
Personnel salaries and expenses	(135,869)	(74,667)	(78,433)	(71,533)	4.4%	-4.8%
Administrative expenses	(89,941)	(49,427)	(47,024)	(45,860)	7.8%	5.1%
Depreciation and amortization	(24,506)	(13,467)	(14,448)	(15,653)	-14.0%	-6.8%
Impairment	(24)	(13)	(31)	(27)	-51.9%	-58.1%
Operating expenses	(250,339)	(137,574)	(139,936)	(133,073)	3.4%	-1.7%
Other operating expenses	(37,993)	(20,879)	(21,216)	(12,802)	63.1%	-1.6%
Total operating expenses	(288,332)	(158,453)	(161,152)	(145,875)	8.6%	-1.7%
Operating income	305,799	168,052	138,580	95,200	76.5%	21.3%
Income from investments in other companies	522	287	78,050	482	-40.5%	-99.6%
Income before taxes	306,322	168,339	216,630	95,682	75.9%	-22.3%
Income tax expense	(47,588)	(26,152)	(41,520)	(14,237)	83.7%	-37.0%
Net income from ordinary activities	258,734	142,187	175,110	81,445	74.6%	-18.8%
Net income discontinued operations	-	-	-	-
Net income attributable to:
Minority interest	626	344	1,128	566	-39.2%	-69.5%
Net income attributable to shareholders	258,108	141,843	173,982	80,879	75.4%	-18.5%

The exchange rate used to calculate the figures in dollars was Ch$549.55 / US$1

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

22

ANNEX 3: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-13	Jun-13	Sep-13	Dec-13	Mar-14
(Ch$ millions)
Loans
Consumer loans	3,165,550	3,266,648	3,423,558	3,607,248	3,696,198
Residential mortgage loans	5,309,837	5,355,978	5,465,600	5,625,812	5,841,152
Commercial loans	10,625,028	11,149,735	11,434,106	11,702,252	11,918,520
Total loans	19,100,414	19,772,361	20,323,264	20,935,312	21,455,870
Allowance for loan losses	(557,564)	(564,994)	(586,416)	(608,291)	(626,452)
Total loans, net of allowances	18,542,851	19,207,367	19,736,848	20,327,021	20,829,418

Deposits
Demand deposits	4,964,239	5,188,708	5,257,128	5,620,763	5,610,373
Time deposits	9,151,110	9,426,328	9,690,368	9,675,272	9,640,601
Total deposits	14,115,349	14,615,036	14,947,496	15,296,035	15,250,974
Loans / Deposits[1]	97.7%	98.6%	99.4%	100.1%	102.4%

Average balances
Avg. interest earning assets	20,923,043	21,215,426	21,799,669	22,470,077	23,121,712
Avg. loans	18,942,547	19,384,881	20,047,191	20,599,268	21,241,689
Avg. assets	24,843,979	25,564,757	26,112,158	26,643,136	27,884,085
Avg. demand deposits	5,020,202	5,224,278	5,173,559	5,300,996	5,542,214
Avg equity	2,159,903	2,141,449	2,175,459	2,263,385	2,376,656
Avg. free funds	7,180,106	7,365,726	7,349,018	7,564,381	7,918,870

Capitalization
Risk weighted assets	20,091,878	20,959,977	21,334,179	21,948,982	22,649,033
Tier I (Shareholders' equity)	2,194,025	2,136,835	2,213,114	2,325,678	2,424,863
Tier II	596,933	561,047	564,191	708,064	715,010
Regulatory capital	2,790,957	2,697,883	2,777,305	3,033,741	3,139,873
Tier I ratio	10.9%	10.2%	10.4%	10.6%	10.7%
BIS ratio	13.9%	12.9%	13.0%	13.8%	13.9%

Profitability & Efficiency
Net interest margin	4.7%	4.7%	5.3%	5.2%	5.4%
Efficiency ratio[2]	41.4%	42.5%	39.8%	38.2%	35.6%
Avg. Free funds / interest earning assets	34.3%	34.7%	33.7%	33.7%	34.2%
Return on avg. equity	15.0%	16.0%	18.6%	30.7%	23.9%
Return on avg. assets	1.3%	1.3%	1.5%	2.6%	2.0%

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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	Mar-13	Jun-13	Sep-13	Dec-13	Mar-14
Asset quality
Non-performing loans (NPLs)[3]	612,379	618,917	618,419	613,301	585,477
Past due loans[4]	358,717	371,136	369,208	356,203	354,195
Loan loss reserves[5]	557,564	564,994	586,416	608,291	626,452
NPLs / total loans	3.2%	3.1%	3.0%	2.9%	2.7%
PDL / total loans	1.9%	1.9%	1.8%	1.7%	1.7%
Coverage of NPLs (Loan loss allowance / NPLs)	91.0%	91.3%	94.8%	99.2%	107.0%
Coverage of PDLs (Loan loss allowance / PDLs)	155.4%	152.2%	158.8%	170.8%	176.9%
Risk index (Loan loss allowances / Loans)[5]	2.9%	2.9%	2.9%	2.9%	2.9%
Cost of credit (prov. expense / loans)	1.9%	1.8%	1.9%	1.7%	1.5%

Network
Branches	497	485	488	493	484
ATMs	2,011	1,972	1,915	1,860	1,860
Employees	11,679	11,558	11,626	11,516	11,455

Market information (period-end)
Net income per share (Ch$)	0.43	0.46	0.54	0.92	0.75
Net income per ADR (US$)	0.36	0.36	0.43	0.71	0.55
Stock price	33.41	31.25	32.94	30.46	32.1
ADR price	28.47	24.45	26.29	23.57	23.44
Market capitalization (US$mn)	13,413	11,519	12,386	11,104	11,043
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)[6]	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[7]	0.13%	-0.07%	1.04%	0.95%	1.28%
Central Bank monetary policy reference rate (nominal)	5.00%	5.00%	5.00%	4.50%	4.00%
Avg. 10 year Central Bank yield (real)	2.62%	2.38%	2.25%	2.17%	2.04%
Avg. 10 year Central Bank yield (nominal)	5.62%	5.21%	5.27%	5.04%	4.91%
Observed Exchange rate (Ch$/US$) (period-end)	472.54	503.86	502.97	523.76	550.53

1 Ratio = Loans - mortgage loans / Time deposits + demand deposits

2 Efficiency ratio =(Net interest revenue+ fee income +financial transactions net + Other operating income +other operating expenses)

Divided by (Personnel expenses + admiinistrative expenses + depreciation)

3 Capital + future interest of all loans with one installment 90 days or more overdue.

4 Total installments plus lines of credit more than 90 days overdue

5 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

6 The rato of ADRs per local shares was modified in Oct. 2012

7 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department

Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,

email: rmorenoh@santander.cl

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